SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92047K107
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

(Page 1 of 24 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 2 of Pages 24

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,448,602 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,448,602 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,448,602 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 3 of Pages 24

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 4 of Pages 24

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 987,259 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 987,259 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 987,259 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 5 of Pages 24

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 987,259 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 987,259 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 987,259 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 6 of Pages 24

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 50,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 7 of Pages 24

1	NAME OF REPORTING PERSON Channel Commerce Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,115 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,115 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 464,115 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 8 of Pages 24

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,194,346 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,194,346 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,194,346 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 9 of Pages 24

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,244,346 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,244,346 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,244,346 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 10 of Pages 24

1	NAME OF REPORTING PERSON Cannell Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,201,333 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,201,333 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,201,333 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 11 of Pages 24

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 30, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of ValueVision Media, Inc., a Minnesota corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (v) GEH Capital, Inc., a Delaware corporation ("GEHC"); (vi) Channel Commerce Partners, L.P., a Delaware limited partnership ("CCP"); (vii) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG and CCP (“CGI”); (viii) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall," and together with SPOT, CMAG, CREL, CRO, GEHC, CCP and CGI, “Clinton”); and (ix) Cannell Capital LLC, a Wyoming limited liability company ("Cannell," and together with Clinton, the "Reporting Persons") which serves as an investment adviser to Tristan Offshore Fund, Ltd., Tristan Partners, L.P., Cuttyhunk II Fund LLC, Tonga Partners, L.P., (each a "Cannell Investment Vehicle" and collectively the "Cannell Investment Vehicles"), and certain managed accounts (the "Cannell Accounts"). J. Carlo Cannell, a United States citizen ("Mr. Cannell" and together with Cannell, the Cannell Investment Vehicles and the Cannell Accounts, the "Cannell Parties"), is the sole managing member of Cannell.

(b) The principal business address of CRO, GEHC, CCP, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The principal business address of Cannell is P.O. Box 3459, 310 East Pearl Street, Unit A, Jackson, WY 83001.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG, CREL, GEHC and CCP is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI. The principal business of Cannell is to provide investment management and advisory services and to serve as the investment manager to the Cannell Accounts. The principal business of the Cannell Investment Vehicles is to invest in securities.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 12 of Pages 24

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of Mr. Hall and Mr. Cannell are citizens of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CREL, CRO, GEHC, CCP, Cannell and the Cannell Investment Vehicles is set forth in Appendix A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Clinton used approximately $16,769,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D. Approximately $4,714,000 (including brokerage commissions) in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Cannell.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CREL, GEHC, CCP, the Cannell Investment Vehicles, and the Cannell Accounts for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 13 of Pages 24

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons, the Cannell Investment Vehicles and Mr. Cannell initially formed a group (the "Group") on October 30, 2013 and on November 1, 2013, entered into a Letter Agreement dated November 1, 2013 (the "Letter Agreement"), regarding certain conduct of the Group. The Letter Agreement includes, but is not limited to, an agreement by the parties to (i) consult with each other with respect to all purchases and sales of the Common Stock, (ii) at the discretion of Clinton, jointly deliver a written demand in accordance with the By-Laws of the Issuer (the "By-Laws") to call a special meeting of the shareholders of the Issuer (a "Special Meeting"), and (iii) require Clinton's approval of any filing with the SEC, press release or shareholder communication. Any party to the Letter Agreement may terminate its obligations thereunder immediately upon written notice to all other parties. The description of the Letter Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 4 and is incorporated by reference herein.

The Group was formed to comply with Article 3, Section 3.3(a) of the By-Laws, which permit only shareholders holding 10% or more of the issued and outstanding voting shares of the Issuer to call a Special Meeting. The Group currently expects to demand a Special Meeting in order to potentially change the composition of the Board, amend the By-Laws or to seek support for other policies of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 5,445,679 shares of Common Stock, constituting approximately 11.0% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 49,595,391 shares of Common Stock outstanding as of September 4, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended August 3, 2013, filed with the Securities and Exchange Commission on September 6, 2013.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 1,448,602 shares of Common Stock.
Percentage: Approximately 2.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,448,602 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,448,602 shares of Common Stock

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 14 of Pages 24

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 39,200 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,200 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,200 shares of Common Stock

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 987,259 shares of Common Stock.
Percentage: Approximately 2.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 987,259 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 987,259 shares of Common Stock

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 987,259 shares of Common Stock
Percentage: Approximately 2.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 987,259 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 987,259 shares of Common Stock

(v)	GEHC:
	(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 50,000 shares of Common Stock
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,000 shares of Common Stock

(vi)	CCP:
	(a)	As of the date hereof, CCP may be deemed the beneficial owner of 464,115 shares of Common Stock
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 464,115 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 464,115 shares of Common Stock

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 15 of Pages 24

(vii)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 3,194,346 shares of Common Stock
Percentage: Approximately 6.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,194,346 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,194,346 shares of Common Stock

(viii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 3,244,346 shares of Common Stock
Percentage: Approximately 6.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,244,346 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,244,346 shares of Common Stock

(ix)	Cannell:
	(a)	As of the date hereof, Cannell may be deemed the beneficial owner of 2,201,333 shares of Common Stock
Percentage: Approximately 4.4% of the outstanding Common Stock.
	(b)	1. Sole power to vote or direct vote: 2,201,333 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,201,333 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

The 2,201,333 shares of Common Stock deemed to be beneficially owned by Cannell include (i) 257,824 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock, directly held by Tristan Offshore Fund, Ltd.; (ii) 352,107 shares of Common Stock, or approximately 0.7% of the outstanding Common Stock, directly held by Cuttyhunk II Fund LLC; (iii) 568,395 shares of Common Stock, or approximately 1.1% of the outstanding Common Stock, directly held by Tonga Partners, L.P.; (iv) 631,628 shares of Common Stock, or approximately 1.3% of the outstanding Common Stock, directly held by Tristan Partners, L.P.; and (v) 391,379 shares of Common Stock, or approximately 0.8% of the outstanding Common Stock, directly held by the Cannell Accounts.

By virtue of the Letter Agreement (as defined and described in Item 4 above), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 5,445,679 shares of Common Stock, constituting approximately 11.0% of the Issuer's currently outstanding Common Stock outstanding. However, (i) Clinton expressly disclaims beneficial ownership of the Common Stock beneficially owned by Cannell and that are not subject to the Cannell proxy; and (ii) Cannell expressly disclaims beneficial ownership of the Common Stock beneficially owned by Clinton.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 16 of Pages 24

Clinton is responsible for the completeness and accuracy of the information concerning Clinton contained herein, but is not responsible for the completeness or accuracy of the information concerning the Cannell Parties contained herein, except to the extent that Clinton knows or has reason to believe that such information is inaccurate. The Cannell Parties are responsible for the completeness and accuracy of the information concerning the Cannell Parties contained herein, but are not responsible for the completeness or accuracy of the information concerning Clinton, except to the extent that the Cannell Parties know or have reason to believe that such information is inaccurate.

(b) By virtue of investment management agreements with SPOT, CMAG and CCP, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 255,170 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,194,346 shares of Common Stock beneficially owned by SPOT, CMAG, CREL, CCP and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI and GEHC have voting power or dispositive power. By virtue of investment advisory agreements with the Cannell Investment Vehicles and the Cannell Accounts, Cannell has sole power to vote or direct the voting, and to dispose or direct the disposition of all of the 1,809,954 shares of Common Stock directly held by the Cannell Investment Vehicles and of an additional 391,379 shares of Common Stock held in the Cannell Accounts. Mr. Cannell is the sole managing member of Cannell, and as such has the power to direct the actions of Cannell.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D in the case of Clinton, or during the past sixty days in the case of Cannell is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Clinton is currently party to option contracts on 982,300 shares of Common Stock with a strike price of $5.00 and expiration dates ranging from November 16, 2013 to April 19, 2014.

The Reporting Persons are parties to a Letter Agreement, as defined and described in Item 4 above. A copy of the Letter Agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 17 of Pages 24

Cannell, on its own behalf and on behalf of certain of the Cannell Accounts holding 246,845 shares of Common Stock, and the Cannell Investment Vehicles (each a "Cannell Proxy Party") have granted CREL, which owns 450 shares of Common Stock in record name, full power of substitution to (a) vote all shares of Common Stock held (including the shares of Common Stock with regard to which such Cannell Proxy Parties possess voting power) by such Cannell Proxy Parties and listed on Appendix A thereto with respect to any matter for a term beginning concurrently with the execution of the proxy and terminating on November 21, 2013, (b) vote or otherwise exercise rights of all shares of the Common Stock held by such Cannell Proxy Parties and listed on Appendix A thereto to demand a Special Meeting for a period beginning concurrently with the execution of the proxy and terminating at the conclusion of such meeting or at any adjournment or postponement of such meeting, and (c) to exercise any and all other rights of such Cannell Proxy Parties for all of the shares of the Common Stock held by such Cannell Proxy Parties and listed on Appendix A thereto incidental to voting such shares or demanding or calling the Special Meeting and causing the purposes of the authority expressly granted therein to CREL to be carried into effect; provided, however, that nothing granted in the proxy pursuant to subsection (b) therein shall be construed to grant CREL the right, power or authority to vote any shares of Common Stock owned by such Cannell Proxy Parties at the Special Meeting (the “Cannell Proxy”). A copy of such proxy is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

SPOT, CMAG, GEHC, CCP and CGI (the "Clinton Proxy Parties") have granted CREL full power of substitution to (a) vote all shares of Common Stock held (including the shares of Common Stock with regard to which such Clinton Proxy Parties possess voting power) by such Clinton Proxy Parties with respect to any matter for a term beginning concurrently with the execution of the proxy and terminating on the seventh day from the date thereof, (b) vote or otherwise exercise rights of all shares of the Common Stock held by such Clinton Proxy Parties to demand a Special Meeting for a period beginning concurrently with the execution of the proxy and terminating at the conclusion of such meeting or at any adjournment or postponement of such meeting, and (c) to exercise any and all other rights of such Clinton Proxy Parties for all of the shares of the Common Stock held by such Clinton Proxy Parties incidental to voting such shares or demanding or calling the Special Meeting and causing the purposes of the authority expressly granted therein to CREL to be carried into effect; provided, however, that nothing granted in the proxy pursuant to subsection (b) therein shall be construed to grant CREL the right, power or authority to vote any shares of Common Stock owned by such Clinton Proxy Parties at the Special Meeting. A copy of such proxy is attached as Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 7 to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 18 of Pages 24

Exhibit	Description
4	Letter Agreement, dated November 1, 2013
5	Proxy, dated November 4, 2013, executed by Cannell Capital LLC, Tristan Offshore Fund, Ltd., Tristan Partners, L.P., Cuttyhunk II Fund and Tonga Partners, L.P.
6	Proxy, dated November 1, 2013, executed by Clinton Spotlight Master Fund, L.P., Clinton Magnolia Master Fund, Ltd., GEH Capital, Inc., Channel Commerce Partners, L.P. and Clinton Group, Inc.
7	Joint Filing Agreement, dated November 4, 2013

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 19 of Pages 24

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

GEH CAPITAL, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 20 of Pages 24

CHANNEL COMMERCE PARTNERS, L.P. By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CANNELL CAPITAL LLC
/s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 21 of Pages 24

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Gregory P. Taxin	President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 22 of Pages 24

GEH CAPITAL, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of GEHC. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 251st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Executive Officer and President
Francis A. Ruchalski	Director and Comptroller
John L. Hall	Director, Chief Financial Officer, Secretary and Treasurer

CHANNEL COMMERCE PARTNERS, L.P.

Clinton GP, Inc., a Delaware limited liability company, is the general partner of CCP. George Hall is the controlling person of Clinton GP, Inc.

CANNELL CAPITAL LLC

Name:	J. Carlo Cannell
Title or Relationship with Reporting Person:	Managing Member
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Wyoming, United States
Principal Place of Business:	P.O. Box 3459, 310 East Pearl Street, Unit A., Jackson, WY 83001

TRISTAN OFFSHORE FUND, LTD.

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Cayman Islands
Principal Place of Business:	One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands

CUTTYHUNK II FUND LLC

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Cayman Islands
Principal Place of Business:	c/o Cuttyhunk II Fund, HSBC Trustee Limited, P.O. Box 484, HSBC House, 68 West Bay Road, Grand Cayman, KY1-1106, Cayman Islands

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 23 of Pages 24

TONGA PARTNERS, L.P.

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser and General Partner
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Delaware, United States
Principal Place of Business:	P.O. Box 3459, 310 East Pearl Street, Unit A., Jackson, WY 83001

TRISTAN PARTNERS, L.P.

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser and General Partner
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Delaware, United States
Principal Place of Business:	P.O. Box 3459, 310 East Pearl Street, Unit A., Jackson, WY 83001

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 24 of Pages 24

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of the Original Schedule 13D in the case of Clinton, or during the past sixty days in the case of Cannell, by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/30/2013	14,280	5.6993
10/30/2013	30,000	5.4405
10/30/2013	130,050	5.4937
10/30/2013	36,600	5.5517
10/30/2013	(300)	5

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/30/2013	9,520	5.6993
10/30/2013	20,000	5.4405
10/30/2013	86,700	5.4937
10/30/2013	24,400	5.5517

CCP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/30/2013	5,249	5.5968

Cannell

Certain of the transactions set forth in the table below were effected by the Cannell Accounts that did not execute the Cannell Proxy.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/30/2013	14,686	4.85
9/3/2013	25,694	5.03
9/4/2013	100	5.02
9/5/2013	19,900	5.02
9/12/2013	4,661	4.30
9/16/2013	20,310	4.36
9/16/2013	8,760	4.39
10/2/2013	4,891	4.45
10/3/2013	1,820	4.45
10/23/2013	(900)	5.04
10/23/2013	(27,885)	5.02